UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 2, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated May 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	June 2, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

Press Release

EDF EN Canada and Enbridge Announce 300 Megawatt

Blackspring Ridge Wind Project Commissioned in Alberta

Largest wind project development in Western Canada reaches

commercial operation ahead of schedule.

TORONTO, Ontario and CALGARY, Alberta May 30, 2014: EDF EN Canada Inc., a subsidiary of EDF Energies Nouvelles, and Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that the 300 megawatt (MW) Blackspring Ridge Wind Project declared commercial operation on May 12, 2014.

The Blackspring Ridge Project, located in Vulcan County, Alberta (50 km north of Lethbridge), started construction in May 2013 and is comprised of 166 Vestas V100-1.8 MW wind turbines. With an investment of about CAD $0.6 billion, the project represents the largest investment in wind energy in Western Canada. More than 350 jobs were created during the construction phase with 20 permanent operations and maintenance jobs.

“Together with our partner Enbridge, we proudly announce the completion of commissioning of our first joint wind project in Western Canada and the start of the delivery of clean, renewable energy to the grid,” commented Benoit Rigal, Vice President, Engineering and Construction for EDF EN Canada. “Bringing all 300 megawatts of the Blackspring Ridge project to completion safely and ahead of schedule is a result of outstanding efforts by Mortenson, Vestas, Altalink, and our team who worked hand in hand to overcome many challenges, including an aggressive delivery schedule. The entire team performed with professional diligence, always putting safety first while maintaining respect for the environment and our stakeholders.”

“With the commissioning of Blackspring Ridge, EDF EN Canada has established itself in Western Canada and bolstered its leadership position as one of the top wind project developers in the country,” said Cory Basil, Vice President, Development at EDF EN Canada. “The project demonstrates the versatility of the EDF EN team and our ability to deliver complex projects on time and on budget. We are proud to have forged new relationships with the local stakeholders and grateful to our host community for their support.”

“As Enbridge’s third Alberta-based wind facility to come online, Blackspring Ridge is a welcome addition to our growing portfolio of renewable energy assets,” said Don Thompson, Vice President, Green Power and Transmission, Enbridge Inc. “Completing a project of this magnitude requires a great deal of coordination and teamwork. Not only is this the largest wind farm in western Canada, it is one of the largest in Canada. Blackspring Ridge was built ahead of schedule thanks to the outstanding efforts of the entire team. I would also like to express our appreciation to our community partners and landowners for their continued support during the construction phase. We look forward to our future together in Vulcan County.”

Renewable Energy Credits (RECs) generated from the project are contracted to Pacific Gas and Electric under a 20-year purchase agreement. The electricity will be sold into the Alberta power pool.

The Alberta-based Climate Change and Emissions Management Corporation committed CAD $10 million in support of the project. The CCEMC provides funding for projects that will reduce greenhouse gas emissions and help Alberta adapt to climate change.

The project will provide substantial economic benefits to rural Alberta in the form of jobs, increased tax revenues and lease payments to landowners. In addition, the project is expected to have a positive impact on Alberta’s environment by supplying enough clean energy to serve approximately 140,000 homes.

This project will also contribute to helping Enbridge meet its Neutral Footprint commitment to generate a kilowatt of renewable energy for every additional kilowatt of conventional electricity that the company’s operations consume.

EDF EN Canada commissioned its first wind project, Saint-Robert-Bellarmin (80 MW), in October 2012, followed by Massif du Sud (150 MW), and Lac-Alfred (300 MW). The three projects are jointly owned by EDF EN Canada and Enbridge Inc. By the end of 2015, EDF EN Canada will have placed into service 1,374 MW of wind and solar in Canada which created employment opportunities for over 1,000 people in the development and construction phase.

Blackspring Ridge Wind Project At-A-Glance:

Location	Southern Alberta; north of Lethbridge

Installed Capacity	300 MW

Annual Yield	Over 1,000 GWh

Turbines	166 Vestas V100-1.8 MW turbines

Equivalent Homes Served	About 140,000

Construction Company	Mortenson Canada Corporation

Construction Start Date	May 2013

REC Purchaser	Pacific Gas and Electric

Interconnection Provider	AltaLink

Peak Work Force	More than 350 jobs during peak construction

# # #

■ Contact EDF EN Canada Inc.:

Sandi Briner    •     858-521-3525    •    sandi.briner@edf-en.ca

■ Contact Enbridge Inc.:

Graham White    •    Media    •     403-508-6563 or 888-992-0997    •    graham.white@enbridge.com

Adam McKnight    •    Investment Community    •    403-231-5720    •    adam.mcknight@enbridge,com

About EDF EN Canada Inc.:

EDF EN Canada, an EDF Energies Nouvelles Company, is a market leader in renewable energy development, with an integrated approach that covers every aspect of project origination and implementation through to electricity generation, operations and maintenance. The company offers financial strength, technical innovation and an unmatched commitment to customer service. EDF EN Canada draws on the market leadership of EDF Renewable Energy, EDF EN’s American affiliate. EDF Energies Nouvelles is a subsidiary of the EDF group. www.edf-energies-nouvelles.com www.edf-en.ca

About Enbridge Inc.:

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.